U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB
                                  Amendment #7


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             JANE BUTEL CORPORATION
                 ______________________________________________
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                      65-0327060
_______________________________             ____________________________________
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                              125 Second Street NW
                              Albuquerque, NM 87102
                    ________________________________________
                    (Address of principal executive offices)


                    Issuer's telephone number: (505) 243-2622
                    _________________________________________


           Securities to be registered under Section 12(b) of the Act:

                                      NONE


           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I


ITEM 1. BUSINESS.

We are filing this registration statement on Form 10-SB to register our common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

History

We were incorporated in the State of Florida in April 1992 under the name Institute for Strategic Business Development, Inc. to engage in the business of providing business consulting, planning and counseling services to small and medium sized businesses and as a resource center for business consultants. In December 1996 we acquired Earth Labs, Inc., a health and beauty aid company, and changed our name to Earth Labs, Inc. in January 1997. We cancelled the acquisition of this company later in 1997 with the consent of the shareholders of this company and the shares we issued were returned and cancelled. In January 1999 we acquired a majority interest in U'i Hawaii, Inc., a Hawaii corporation, which was seeking to develop a line of skin care products. This company was unable to bring any products to market due to insufficient working capital and we sold it in 2002. In September 2002 we acquired Tex-Mex, Inc., a New Mexico corporation. In October 2002 we changed our name to Jane Butel Corporation.

Our Business

Through our wholly-owned subsidiary, Tex-Mex, Inc., we offer products and services promoting the cuisine and lifestyle of the Southwest, including the Jane Butel Cooking School in Albuquerque, New Mexico and Jane Butel's Southwestern Kitchen television show. We market Jane Butel's Southwestern cookbooks and videos and are the exclusive distributor of Pecos Valley spices. We plan to develop additional products and services such as a cooking club and publishing division and to establish the Jane Butel brand as the premier source of high quality information related to Southwestern cuisine and lifestyle.

We depend on the leisure travel market for a good portion of our revenues and do not have a consistent record of profitable operations. We had a loss of $10,286 in the three months ended September 30, 2002 compared to net income of $36,042 for the three months ended September 30, 2001. Our independent auditor has modified its report on our financial statements to express concern about our ability to survive as a going concern.

Our offices are located at 125 Second Street NW, Albuquerque, New Mexico 87102 and our telephone number is 505-243-2622.

Although mainstream Americans seeking new and different tastes have made a number of ethnic or regional cuisines popular beyond their origins, in the late 1970's, the Southwestern taste was a distant third in popularity to Italian and Oriental (now Asian) cooking. The signs of the increasing popularity of Southwestern foods attracted Jane Butel's interest in the late 1970's while she was Vice President of Corporate Marketing at American Express. At that time she had already written the manuscript for her first Tex-Mex cookbook, which was published in 1980. She had been frequently tapped by food makers Ortega and Old El Paso for marketing assistance. She left her position with American Express in 1978 to establish Pecos Valley Spice Co. and to begin writing, consulting and teaching Southwestern cooking. In 1983, she opened the first vacation full-participation Southwestern cooking school in Santa Fe, New Mexico and moved it to Albuquerque, New Mexico in 1993.

Jane has now written and published 16 Southwestern cookbooks and the Jane Butel Cooking School has been cited as one of the four best in the world by Bon Appetit magazine, with a circulation of 1,230,626 per month. As a result of frequent appearances on such national TV shows as The Today Show, Good Morning America and Live! with Regis her status as an authority on Southwestern lifestyles and cooking has been established. Jane now has her own television series, "Jane Butel's Southwestern Kitchen", launching in the fall of 2002, on PBS. This show is offered to all PBS stations and is currently running on stations averaging 66% of the U.S. population. No individual PBS station is required to run our show.

Southwestern foods are now reported to be the most popular taste in America, according to Cahners Business Information in November 1999. In the U.S., tortillas now outsell all classes of breads--including muffins and bagels. Margaritas outsell all other cocktails. The Grocery Manufactures of America reported in December 1999 that salsa is the second most popular condiment (ketchup is number one) and grossed $1.6 billion in 1999, an increase of 196% over 1983. Part of this popularity can be attributed to the healthful aspects of salsas, tortillas and Southwestern foods in general. The increased popularity of Southwestern foods may not impact our revenues.

Our objective is to become a leading supplier of products, services and information related to Southwestern cuisine and lifestyle. Principal elements of our strategy include the following:

      o Expand awareness of the "Jane Butel" brand name as the premiere source of high quality information and products related to the Southwestern lifestyle and cuisine.

      o Leverage the "Jane Butel" brand name across a range of products and services related to the Southwestern lifestyle.

      o Expand our current services and products and introduce new ones on a timely basis.

We currently generate revenues form the following sources:

      o     Tuition from our cooking school programs

      o     Sale of Jane Butel cookbooks and videos

      o Sale of Pecos Valley Spice Co. products which include spices and utensils for Southwestern recipes, cooking kits, and other Southwestern cooking products.

Our product sales are made at the cooking school, on our web sites and through our mail order catalog. We also sell Jane Butel cookbooks through commercials and promotions associated with our television shows.

Our Cooking School Programs

The Jane Butel Southwestern Cooking School has a variety of programs to teach Southwestern cuisine preparation. We have programs for both amateurs and the more experienced cooks. However, we are not a professional culinary arts training school and our programs are not designed to train professional chefs. Our courses teach both the history and techniques of Southwestern cuisine.

Our cooking school is located in the La Posada Hotel in Albuquerque, New Mexico, which has been designated as a National Historic Landmark. We also use our cooking school location as the production studio for our television programs.

Our courses include a week long program which is ideal for those attending our cooking school in conjunction with a vacation. The class meets three hours each day for five days for hands on instruction and two evenings when the class dines together at local restaurants in Albuquerque.

Luncheon consists of the dishes prepared by the students each morning. The class includes preparation of classic dishes as well as newer innovations and low-fat methods. The advanced week long class is designed for the more serious cook and features preparation of more complicated recipes in subjects such as menu planning, party presentation, Southwestern ingredients, low-fat versions of Southwestern favorites, plating and presentation and recipe development and construction.

Our weekend course begins with a cocktail reception Friday evening followed by a four hour full participation class and six hour sessions on the following Saturday and Sunday.

Single day classes are offered in such subjects as culinary techniques and more specialized techniques covering a single subject such as sauces, meats and vegetables. Traditional New Mexican cooking, Southwestern grilling, Quick and Easy and Lite cooking are also offered. We also teach the University of New Mexico Continuing Education full participation classes. We also offer "lunch and learn" programs which are demonstration programs rather than full participation programs.

The following table sets forth the fees for the major programs we offer:

Course                        Days              Tuition
______                        ____              _______

Full Participation week long    5              $1995, includes 5 nights lodging
based on double occupancy

Full Participation weekend      3              $  995, includes 3 nights lodging
based on double occupancy

Day class                       1              $  250
week long or weekend

Full participation session      1              $  150

Demonstration classes           1              $40 to $55, depending on class

All of our programs require payment in full prior to taking the course. We do not offer financial aid.

Our school features six cooking areas so we can accommodate up to 18 students in each of our full participation courses. In our full participation courses each student can produce each of our recipes since there are no more than three students at each of our fully equipped cooking areas. Our demonstration programs can accommodate up to 50 students.

Additional programs

Besides our regularly scheduled courses, we also offer private group courses, team building classes, visiting chef demonstrations and culinary tours. Our week long courses are particularly geared towards vacationers seeking both instruction in Southwestern cooking and sightseeing in Albuquerque and Sante Fe. Because our classes are offered in the morning, this leaves time for such additional activities.

Retail sales

Jane Butel has authored 16 books on Southwestern cooking which are available for sale at our cooking school and our world wide website on the Internet. We purchase these books at author's discount from the publishers who are unaffiliated with Jane Butel Corporation. The retail area at the cooking school, which we call the Pantry features pure Pecos Valley Spice Co., chiles, herbs, spices, corn products, and hard-to-find equipment and gadgets for Southwestern cooking. Native pottery, Southwestern serving dishes and ready to eat items such as salsas are also stocked as well as the Jane Butel videos. Also we sell our food products, cookbooks and cooking videos at our website www.janebutel.com and www.pecosvalley.com.

We also publish a catalog, which we call the Cookalog, which features most of the items available in the Pantry.

Jane Butel Cooking Videos

We have produced and offer for sale 12 videos each of which features preparation of Southwestern traditional menus. Information about Southwestern culture and history is presented along with preparation of the featured recipes. Each video is sold for $19.95 and the entire video collection is available for $199.95. They can be purchased at the school or on our web site. We pay the production company 10% of our revenues from sales of the videos until we have paid a total of $12,000.

Jane Butel's Southwestern Kitchen TV Series

Cooking shows have proven to be a popular staple on television, particularly the Public Broadcasting System stations, since the pioneering efforts of Julia Child. More recently, cable television networks have begun to offer food related programs, including at least one full time food channel and a number of lifestyle channels which feature food programs along with other offerings.

Jane Butel's Southwestern Kitchen TV series was developed after requests from public TV stations for Jane to do a show. The series features Jane's friendly, approachable style - proven successful in the over 4 million cookbooks she has sold and the reviews she received when the show was tested in Texas, Florida, North Carolina and Pennsylvania. Thirty shows have been completed and are in distribution.

The series was distributed first to America 1 Network, a 24 hour broadcast network that provides western and equestrian lifestyle based programming to over 130 broadcast affiliate stations across the U.S. and streaming video on its Internet site, starting December 1, 2001. PBS began airing the show September 7, 2002 and is currently covering 66% of the U.S. population.

We are responsible for the cost of producing the series and own all the rights to the shows. Under our agreement with America 1 Network, we receive 50% of revenues from advertising after payment of sales commissions and agency fees from sale of five minutes of commercial time on each half-hour show. Two minutes of commercial time are provided the affiliate station airing the show. We and the America 1 Network can sell the commercial time to sponsors and we coordinate bookings to avoid conflicts. We have not received any revenues from American 1 Network as of the date hereof.

We have been invited by America 1 Network to develop infomercials with them, whereby they produce the commercial and we ship our products to the consumer. They would take 35% of the net sale for their portion, we would get the balance or 65% of the sale.

For the PBS Network, we have signed a distribution agreement with Association for Community Television on behalf of PBS station KUHT of Houston, Texas. KUHT acts as the presenting station of our show and offers it to other PBS stations. We are responsible for certain costs of promotion to the other PBS stations such as press kits and station relations. Commercial time is not generally sold on PBS stations. Rather, we offer a special edition of "Jane Butel's Southwestern Kitchen" cookbook through a toll-free telephone number. We pay KUHT $3.00 for each book sold until it has received $10,000 and then $1.50 until it has received a total of $30,000. KUHT will also receive 5% of the per book price which it remits to American Public Television. We have sold 148 cookbooks to date through this program.Public television stations may show the series for three years from the first release. We also pay $2.00 per book to a non-affiliated lender to pay off a loan of $100,000 which we borrowed for production of the TV series. We have agreed to pay an aggregate of $400,000 on such loan. We also pay $5.00 per book to pay a total of two loans, a demand note for $13,750 and a note for $13,250.

Plans for the future

We have plans to introduce new products and services in an effort to leverage the "Jane Butel" brand name across a range of products and services related to the Southwestern lifestyle. Our ability to introduce the following products and services is dependent upon our securing additional working capital. We have no definitive financing arrangements obtain working capital for such projects. Even if we are successful in introducing one or more of the following projects into the marketplace, there can be no assurance that they will result in revenues or profits to us.

Jane Butel's Southwestern Cooking Club

Our proposed Cooking Club will offer kits on a subscription basis to be sent every other month. Kits will start with a Jane Butel Cooking Video and the ingredients to create the recipes in a video. For example, the Bowl O' Red video will be coupled with the hard-to-find chiles, comino and blue corn flour--enough to feed a party of 30 or to create several meals at home. We believe that this program can join other successful subscription-based clubs and kits which are currently available in such areas as gardening, wine, coffee and other food products.

Do-it-yourself kits are a growing business nationwide. Martha Stewart Omnimedia is known to be successful at selling millions of home decorating kits.

Jane Butel's Southwestern Cooking Club will explore other venues such as, children's cooking clubs, pet owner's clubs and clubs for other special interest groups.

Publishing Division

We plan to establish a publishing division to secure publishing contracts from major publishers, such as the Berkeley Publishing Group and Harmony, a division of Random House, both of which have published Jane's books and have requested more Jane Butel titles to publish. We are planning a series of cookbooks. Single subject books as well as specialty and "favorites" cookbooks are being developed from books and booklets Jane Butel has written but which are now out of print. The cookbooks will take advantage of Butel's easy-to-follow style and popularity. Six of Jane's cookbooks have sold over 100,000 copies, which confers "best-seller" status. The expanded visibility from the television show and increased publicity from the overall expansion of the business is projected to attract publishers and book buyers.

Pecos Valley Spice Co.

Pecos Valley Spice Co. founded in 1978 by Jane Butel offers pure, highest quality chiles, herbs, spices and hard-to-find ingredients and tools for Southwestern cooking. Products are offered for retail sale through "The Pantry" at the Cooking School and by mail order through the "Cookalog" and on the Internet. An exclusive distribution agreement has been developed between Jane Butel Corporation and Pecos Valley Spice for the production and marketing of Pecos Valley's products. Under such agreement, Jane Butel Corporation is the exclusive distributor for Pecos Valley Spice Company and purchases products at wholesale prices which we sell at the Pantry on the Internet and by catalog.

Consumer interest in Southwestern food products is strong and continues to grow as evidenced by The Internet Food Channel report in 1999 that states, "The continued national interest in bold, regional American flavors (such as Southwest, Cajun and Creole) by chefs, cookbook authors and consumers has helped the condiment and spicy-foods market to grow like wildfire in recent years." We believe Pecos Valley Spice Co. will benefit from this shift in American food habits. Pecos Valley plans a line of finished foods to include salsa and snack items. Kits, gift baskets and Southwestern seasoning mixes are also in development.

We operate three Internet websites. They are for the Jane Butel Southwestern Cooking School, Jane Butel's Southwestern Cooking Television show and Pecos Valley Spice Co. We plan to expand them to increase marketing and sales as well as develop more hyperlinks to related businesses.

Advertising and promotion

Our main method of promoting our products and services is through the continuing publicity generated by the cooking school, television show, and personal appearances of Jane Butel. Each person who has inquired about the school, the products or the show is maintained in a data base for continuous marketing, as well as the cross promotion of our various divisions, such as the offering of books, classes and spices in conjunction with our television show.

Competition

All of our current and proposed operations compete with numerous other similar enterprises, including other cooking schools, food-related television shows and cookbooks. We believe that we can successfully compete based on the interest in Southwestern cuisine and Jane Butel's energy in promoting awareness of Southwestern cuisine and our products and services.

Employees

We currently have five full-time employees and five part-time employees.

ITEM 2.  PROPERTIES

Our facilities are at the La Posada Hotel, our five year lease expired in July 2002 and we are currently occupying the premises on a month-to-month basis at a rental of $1,553.26 per month. We are seeking a larger facility for the school and television set, a laboratory for teaching techniques classes and for recipe and product development and space for all management to be housed in one centralized facility, but there can be no assurance that such larger facility will be available within our budget. If we lose our space at La Posada, we believe we could replace it in nearby facilities at comparable rental.

ITEM 3.  MANAGEMENTS DISCUSSION AND ANALYSIS

The following discussion of our results of operations and liquidity and capital resources should be read in conjunction with our Financial Statements and related notes thereto appearing elsewhere in this registration statement. This discussion relates to operations of Tex-Mex, Inc. which we acquired in September 2002. From January 1999 to September 2002 we owned U'i Hawaii, Inc. which was seeking to develop a line of skin care products but was unable to progress beyond the development stage due to lack of working capital. We sold our interest in U'i Hawaii, Inc. upon acquiring Tex-Mex, Inc.


Overview

Our major source of revenue is from our cooking school. The sale of books, videos, and food products is a small portion of our revenue at the current time. These additional revenue sources do serve to promote the cooking school and the image of Jane Butel. We have not received any revenues from syndication or licensing rights for broadcast of our television series but it is an important promotional tool.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 2003 COMPARED TO NINE MONTHS ENDED MARCH 31, 2002

We had revenues of $203,415 during the nine months ended March 31, 2003 compared to $269,066 for the nine months ended March 31, 2002. We believe this decrease was due to the lack of a full time salesperson available to convert leads and inquiries concerning our cooking school into paid tuitions during the 2002 period. Additionally, there was a general economic downturn resulting in a decline in leisure travel in this period. We also lost the business of a wholesale tour operator in 2002 which provided us with business in 2001 due to a sale of their business. This decline in revenue was accompanied by an increase in expenses in the 2003 period to $302,966 or 149% of revenue from the $168,986 representing 63% of revenue in the 2002 period. Cost of sales was 31.7% of revenue in 2003 and 12.4% of revenue in the 2002 period. Since the cost of delivering our cooking school programs is fairly constant, increased sales result in a lower cost of sales as a percentage of revenues.

The major increase in expenses were wages for an administrative assistant hired in the 2002 period; accountant and auditing fees related to filing a registration statement with the SEC, interest expense on the loans undertaken to finish the production of our television shows, buy cookbooks for resale, to set up of fulfillment operations for cookbook sales. We incurred a net loss of $65,704 in nine months ended March 31, 2003 compared to net income of $66,053 in the same period in 2002.

The reason for the higher cost of sales in nine months ended March 31, 2003 was caused by travel being down, due to the economy and terrorist fears. Also, there were one-time startup costs in the last six months of 2002 for the launch of the TV show. The biggest of those items in the cost of sales were the cost of establishing a distribution center for the sale of cookbooks costing $7,271 and the cost of dubbing the TV show to send for distribution of $8,700. We had Payroll in nine months ended March 31, 2003 as $43,457 and $31,631 in the same period in 2002. Occupancy costs difference reflects a cost of living increase we experienced. Professional fees increased by $22,296 primarily for audit and accounting for the filing of the 10SB. Depreciation and Amortization was $63,331 for nine months ended March 31, 2003 compared to $27,135 in the same period in 2002. Operating expenses were $1924 higher in 2002, due to $1,207 room costs being deferred in 2001. The balance of increased expenses were miscellaneous costs.

To address lagging sales, we began to stress programs not dependent on leisure travel markets. Convention group demonstrations were sought as well as full participation team building classes.These programs are less profitable than week long sessions.


YEAR ENDED JUNE 30, 2002 COMPARED TO YEAR ENDED JUNE 30, 2001

We had revenues of $330,063 during the year ended June 30, 2002 compared to $202,979 in 2001. This increase was primarily due to increased attendance at our school resulting in greater revenues from both tuition and retail sales. Cost of sales was 25.8% of revenue in 2002 and 23.9% of revenue in 2001. Expenses were 103% of revenues in the 2002 period compared to the 2001 period in which expenses were 109% of revenues. Total revenues increased by 63%. This is expected for a school where additional students do not require a commensurate increase in expenses. Each additional student after break even generates a substantial profit. The major increases in expenses were wages, up $10,191 to reflect additional support personnel, interest expense which was up $20,734 due to increased borrowings and depreciation and amortization up $17,765. We recognized an impairment loss on our TV and video programs of $35,400 in 2002. We had other income of $78,320 from a barter transaction in our 2002 fiscal year as explained below. As a result we incurred net income of $57,572 for fiscal 2002 compared to a net loss of $16,285 in 2001.


LIQUIDITY AND CAPITAL RESOURCES

We have not had a consistent record of earnings and positive cash flow due to several factors, including the general reduction in travel after 9/11/01 and the investments we made in production of our videos, websites and television show.

In the year ended June 30, 2002 our operations used $180,026 and used $38,054 in the nine months ended March 31, 2003. We made up this shortfall by borrowing. In the year ended June 30, 2002 we borrowed $159,580 and an additional $48,012 in the nine months ended March 31,2003. As of March 31, 2003 our current liabilities were greater than our current assets by $164,966.

We are seeking $200,000 to assure our ability to pay off the contractual obligations due in 2003 including $127,000 in loans made in 2001 which are in default. We agreed to pay back a $100,000 loan on February 10, 2003 and to pay an additional $300,000 based on $2.00 per cookbook sold on our TV programs. On November 28, 2001, we agreed to pay an additional $13,750 loan on demand and pay an additional $13,250 based on $5.00 per cookbook sold. These per cookbook payments are due only when cookbooks are sold. We are subject to litigation by the lenders to collect the amounts borrowed plus interest and are still subject to paying the additional amounts out of cookbook sales. These payments on cookbook sales will reduce the amount of profit we receive on the sale of cookbooks. However, cookbook sales are not a major revenue source for us and this additional expense is not anticipated to materially affect our results of operations, liquidity or capital resources. We are also seeking to raise $1,500,000 to $2,000,000 in equity capital to introduce additional products and services as discussed in "Business - Plans for the future". However, we have no definitive financing arrangements and there can be no assurance that any new capital would be available to us or that adequate funds for our operations either whether from our revenues or from new investors, will be available when needed or on terms satisfactory to us. The failure to obtain adequate additional financing may require us to curtail or scale back some or all of our current operations, and delay or eliminate our ability to introduce proposed new products and services. We may even be required to cease operations entirely in the event that if we do not generate sufficient funds from operations and investment to cover our short term capital needs, including contractual obligations of $176,500 (as stated above) due in less than one year. Any additional equity financing may involve substantial dilution to our current shareholders.

BARTER TRANSACTION

We exchanged promotional mentions on our America One television series for web site development services from an independent web site developer. The promotional mentions will run from December 2001 to November 2003. The web site was substantially completed in Spring 2002. We recognized $78,320 of Other Income/Barter Revenue in fiscal 2002. We measured such revenue on the basis of our estimate of the fair market value of the web site we received which we based on our experience in negotiating for web site development services from this and other web site developers on a cash basis. We do not anticipate engaging in similar transactions.

OBLIGATIONS AND COMMITMENTS

The following table reflects our contractual obligations and other commercial commitments as of March 31, 2003. This table does not include trade payables and other operating expenses not subject to written commitments such as salaries. Our rent, currently at the rate of $1,553 per month, is on a month-to-month basis.

                          Payments Due By Period
                          ___________________________________________________
                                       Less Than
                           Total        1 Year       1-3 Years     4-5 Years
    _________________________________________________________________________

    Short-Term Debt       $174,100     $174,100
    _________________________________________________________________________

    Long-Term Debt-
      Related Party(1)    $261,610                                 $261,610
    _________________________________________________________________________

    Total Contractual
      Obligations         $435,710     $174,100                    $261,610
    _________________________________________________________________________

    (1) due to Jane Butel

RELATED PARTY TRANSACTIONS

We have a ten year agreement to be exclusive distributor of food and other products produced by Pecos Valley Spice Co., which is owned by Jane Butel and others. We are not required to purchase any minimum amount of product from Pecos Valley and purchase only what we believe necessary to meet anticipated demand. We pay Pecos Valley a fixed price for the products we purchase from them at a level of 50% of our sales price. We hold a promissory note from Pecos Valley in the amount of $12,894 which is due on demand or on June 30, 2003. We do not charge interest on this note.

We owe Jane Butel $244,098 for money we borrowed from her. We issued a promissory note payable on July 1, 2007 with interest at 6.97%.

Jane Butel and her spouse have each guaranteed $113,250 of our loans from unaffiliated lenders which are in debault.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The SEC has recently issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. A critical accounting policy is one that is both very important to the portrayal of our financial condition and results, and requires management's most difficult, subjective or complex judgments. Typically, the circumstances that make these judgments difficult, subjective and/or complex have to do with the need to make estimates about the effect of matters that are inherently uncertain. We believe the accounting policies below represent our critical accounting policies as contemplated by FRR 60.

Allowances for refunds and product returns. We may grant our customers the right to return products which they do not find satisfactory. Upon sale, we evaluate the need to record a provision for product returns based on our historical experience, economic trends and changes in customer demand.

Allowances for doubtful accounts receivable. We maintain allowances for doubtful accounts to cover uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. If, for example, the financial condition of our customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required.

Provisions for inventory obsolescence. We may need to record a provision for estimated obsolescence and shrinkage of inventory. Our estimates would consider the cost of inventory, the estimated market value, the shelf life of the inventory and our historical experience. If there are changes to these estimates, provisions for inventory obsolescence may be necessary.

Value of long lived assets. We capitalize and amortize the costs incurred in developing our television show and cooking videos. We also carry other long lived assets on our balance sheet. We evaluate the carrying values of such assets and may be required to reduce the value in the event we determine if the value is impaired from the current carrying among.

Risk Factors

We have identified the following as the major risks facing our business.

      WE HAVE NO ARRANGEMENTS OR SOURCES OF ADDITIONAL CAPITAL AND MAY HAVE TO CURTAIL OUR OPERATIONS IF ADDITIONAL CAPITAL IS NEEDED BUT IS NOT AVAILABLE.

      Although we had net income in 2002 we lost money in 2001 and in the nine months ended March 31, 2003. If we were to continue to lose money due to reduced attendance at our cooking school or increased expenses we would require additional capital to maintain operations. There can be no assurance that we can obtain additional capital if this pattern continues. We may have to curtail our operations if we do not have sufficient funds to pay for the expenses of operating our business.

      DEPENDENCE ON THE SERVICES AND IMAGE OF JANE BUTEL

      Our operations are substantially reliant on the availability of the services and image of Jane Butel. In the event she were unable to continue to provide her services to us, we may not be able to continue our operations. We have no employment contract with Jane Butel and do not have a life insurance policy on her.

      WE ARE DEPENDENT ON THE LEISURE TRAVEL MARKET

      A number of our students attend our cooking school in conjunction with a vacation. If the leisure travel market were to be disrupted due to economic conditions or reluctance of people to travel due to hostilities or renewed terrorism, our revenues would be reduced.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT.

The following table sets forth, as of July 2, 2003, the beneficial ownership of our common stock by (i) the only persons who own of record or are known to own beneficially, more than 5% of our common stock; (ii) each of our directors and executive officers; and (iii) all directors and officers as a group.

                                                             Percent of
                                      Number of             Outstanding
           Name                        Shares               Common Stock
__________________________            __________            ____________

Jane Butel                            13,512,450                 60%
125 Second St., NW
Albuquerque, NM 89102

Barbera Venture Capital(1)             3,260,870               14.5%
1525 Fifth Street
Manhattan Beach, CA 90266

C. Rowland Hanson                      2,608,695               11.6%
1525 Fifth Street
Manhattan Beach, CA 90266


All directors and officers
as a group (1 person)                 13,512,450                 60%


(1) The principal of Barbera Venture capital is Sal La Barbera.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following are our directors and executive officers:

      Name              Position
      ____              ________

      Jane Butel        President and director

Jane Butel, age 65, has been President, CEO and director of Tex-Mex, Inc. since June 1991. She has been president and director of Jane Butel Corporation since September 2002.

Our directors are elected yearly and hold office until the next annual meeting of shareholders and the election and qualification of their successors.

Our officers are elected annually by the board of directors and may be replaced or removed by the board at any time. Our directors are elected by our shareholders annually and serve until the election and qualification of their successors or their earlier resignation or removal.

Board of Director Committees

Our board has not yet established any committees.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth the total compensation paid to the persons who served as our chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                                           Long Term Compensation
                                                                         ___________________________________________________________
                                                                                     Awards                 Payouts
                                                                         ______________________________     _______
                                           Annual Compensation                            Securities
                                    _________________________________                     Underlying        LTIP        All Other
Name and                                                 Other Annual     Restricted      Options/SAR's     Payouts     Compensation
Principal Position         Year     Salary     Bonus     Compensation    Stock Awards     #                 ($)         (*)
____________________________________________________________________________________________________________________________________

Jane Butel, President      2002       -0-    $61,489(1)        -0-           -0-               -0-            -0-           -0-
Tex-Mex, Inc.              2001       -0-       -0-            -0-           -0-               -0-            -0-           -0-
                           2000       -0-       -0-            -0-           -0-               -0-            -0-           -0-


(1) paid in the form of 100,000 shares of common stock.


Director Compensation

No fees are paid for director services.

Executive Employment Agreements

We have no written employment agreements with our executive officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We purchase the cookbooks authored by Jane Butel from the various publishers of such books at standard author's discount prices. Jane Butel receives royalties from the publishers from the sales of such books to Jane Butel Corporation and other purchasers from the publishers.

Pecos Valley Spice Co. is owned by Jane Butel and other persons. Pecos Valley Spice Co. provides specialized ingredients and tops for Southwestern cooking which Jane Butel Corporation sells as exclusive distributor. We have signed an exclusive distribution agreement with Pecos Valley Spice Co. Such agreement has a term of 10 years from October 5, 2002. Under the terms of this agreement, we purchase products of Pecos Valley Spice Co. for specified prices. We also pay Pecos Valley Spice Co. 5% of the revenues we receive from sales of their products. Accordingly, Ms. Butel may benefit from her ownership in Pecos Valley Spice Co. which does business with Jane Butel Corporation as discussed above. In addition Jane Butel Corporation holds a promissory note from Pecos Valley Spice Co. in the amount of $12,894.00 which is payable on demand or on June 30, 2003 which occurs earlier. We do not charge Pecos Valley Spice Co. any interest on any such promissory note.

In September 2002 we issued 13,512,450 shares of our common stock to Jane Butel in exchange for all the issued and outstanding shares of Tex-Mex, Inc. Jane Butel's shares in Tex Mex, Inc. were received for services to the Corporation valued at $69,489.00 and 10 years work in lieu of salary for periods prior to the issuance of such shares.

We owe Jane Butel $244,098.00 for borrowed money. We issued a note to Jane Butel on June 22, 2002. The note is payable on July 1, 2007 with interest at 6.97%.

We believe that all transactions with Jane Butel, Pecos Valley Spice Co., and the publisher of Jane Butel's cookbooks were made on terms no less favorable to us than those available from unaffiliated parties.

ITEM 8.     DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $001 par value per share. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for payment of the rights of each class of outstanding preferred stock, if any, having preference over the Common stock in the event of liquidation. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common stock are fully paid and nonassessable.

Preferred Stock

The Company is authorized to issue 2,500,000 shares of preferred stock, $1.00 par value per share, in one or more classes with the relative rights, preferences and limitations of each class to be determined by the Board of Directors at the time of authorization of any such class of preferred stock. As of the date of this prospectus no shares of preferred stock have been issued. The ability of the board of directors to issued preferred stock could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Jane Butel Corporation if shares of preferred stock were issued with rights which made it more difficult for an acquirer of our common stock to gain control of the board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.


                                   PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is no public trading market for our common stock. Management's strategy is to seek to have the common stock trade on the over-the-counter market and quoted on the OTC Bulletin Board as soon as practicable. However, to date we have not solicited any broker/dealers to become market- makers of our common stock. There can be no assurance that an active trading market for the common stock will develop or be sustained.

THE PENNY STOCK RULES

      The Securities and Exchange Commission has adopted regulations which generally define a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares fall within the definition of a penny stock following the distribution, they will become subject to rules that impose additional sales practice requirements on broker- dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell our shares in the secondary market.

There are no restrictions on the payment of dividends. However we have not paid any dividends and there is no present plan to do so.

As of October 29, 2002 there were approximately 82 holders of record of our common stock.

Shares Eligible For Future Sale

We have 22,520,750 shares of Common stock outstanding, all of which are deemed to be "restricted securities," as that term is defined under Rul3 144, in that such shares were issued and sold in private transactions not involving a public offering and, as such, may only be sold pursuant to an effective registration under the Securities Act, in compliance with the exemption procedures of Rul3 144 or pursuant to another exemption under the Securities Act.

     In general, under Rule 144 as currently in effect, a person, including an affiliate of the company (or persons whose shares are aggregated with an affiliate), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell in an unsolicated brokerage transaction or to a market maker, within any three- month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, the average weekly trading volume during the four calendar weeks preceding the sale, provided there is available current public information about the issuer and the seller give notice of such proposed sale on SEC Form 144. A person who has not been an affiliate of the company for at least three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations concerning manner of sale, volume, notice or availability of information.

     Shares acquired by promoters and/or affiliates in a blank check company are not available for resale transactions under Rule 144 and would need to be registered for resale. A blank check company is a company that is issuing penny stock and is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an undetermined company or companies or other entity in determining whether a company is a blank check company, uncertainty and lack or development of a proposed business plan may be commensurate in scope with the uncertainty and lack of development ordinarily associated with blank check companies.

     Based on the foregoing criteria, approximately 808,300 shares of our common stock are currently eligible for sale under Rule 144.



ITEM 2. LEGAL PROCEEDINGS.

On January 24, 2003 a suit was filed against us in Second Judicial District Court, Bernalillo County, New Mexico by James Allen Dickey and Lila Dickey seeking a judgement for two notes totalling $113,250 plus interest. We borrowed such sums in 2001. We agreed to repay a $100,000 loan on February 9, 2003 and to pay an additional $300,000 based on $2.00 per cookbook sold on our TV programs. We agreed to pay a $13,250 loan on demand and pay an additional $13,750 based on $5.00 per cookbook sold. Jane Butel and Gordon McMeen guaranteed payment up to $113,250 each and were also named as defendants.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were issued within the last three years without registration under the Securities Act of 1933.

In August 2002 Earth Labs, Inc., which is now named Jane Butel Corporation issued 700,000 shares of our common stock to 16 persons who were minority shareholders of shares of U'i Hawaii, Inc. When they purchased their shares in U'i Hawaii, Inc. in a private placement in January 1999 their shares were to convert to shares of Earth Labs, Inc. (now Jane Butel Corporation) and we received the U'i Hawaii, Inc. shares from these shareholders. The U'i Hawaii, Inc. shares were issued pursuant to an exemption from registration under the Securities Act of 1933 under Section 4(2). The shareholders signed an investment letter acknowledging their shares were not registered and were offered the opportunity to meet with our officers and inspect the books and records. Such shares contain a restricted legend referring to the restrictions on sale or transfer and the transfer agent has been notified not to allow a transfer of the shares.

In September 2002 we issued 13,512,450 shares of our common stock to Jane Butel in exchange for all of the issued and outstanding shares of Tex-Mex, Inc. These shares were issued without registration under the Securities Act of 1933 pursuant to the exemption from registration under Section 4(2) of the Act. In connection with the issuance of these shares the shareholder was offered full access to our books, records and financial information and had the opportunity to discuss the investment with officers of the company. The shareholder acknowledged that the shares were being acquired for investment and not for distribution and that such shares would be issued without registration under the Securities Act of 1933. The shareholder further agreed that the shares being acquired would not be sold or transferred without being registered under the Securities Act of 1933 or pursuant to an exemption from such registration. The certificates for the shares contained a legend referring the restrictions on sale or transfer and the transfer agent has been notified not to allow a transfer of the shares.

ITEM 5.  INDEMNIFICATION.

Since we are incorporated in the State of Florida, the Florida Business Corporation Act governs the indemnification provisions of Jane Butel Corporation.

Subsection (1) of Section 607.0850 of the Florida Business Corporation Act ("BCA") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

BCA Section 607.0850 further provides that indemnification provided for by
Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

Our Articles of Incorporation and By-laws provide that we will indemnify those persons entitled to be indemnified, to the fullest extent permitted by the BCA.

                            PART FINANCIAL STATEMENTS

CLYDE BAILEY, P.C.
________________________________________________________________________________
www.clydecpa.com                                     Certified Public Accountant
mailto:clyde@clydecpa.com                               10924 Vance Jackson #404
                                                        San Antonio, Texas 78230
                                                            (210)-699-1287 (ofc)
                                           (888)-699-1287 * (210)-691-2911 (fax)

                                                                         Member:
                                                     American Institute of CPA's
                                                          Texas Society of CPA's


                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Jane Butel Corporation (formerly Tex Mex, Inc.)

We have audited the accompanying balance sheets of Jane Butel Corporation (formerly Tex-Mex, Inc.) as of June 30, 2002, and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                     /s/ CLYDE BAILEY P.C.
                                                     _____________________
                                                         Clyde Bailey P.C.
October 10, 2002
San Antonio, Texas


                             JANE BUTEL CORPORATION                     RESTATED
                             (FORMERLY TEX MEX INC.)
                                  BALANCE SHEET

                                                             ________________________
                                                                   As of June 30
                                                               2002           2001
                                                             ________________________
                                   A S S E T S

CURRENT ASSETS
  Cash                                                       $       -      $  17,755
  Inventory                                                     23,382         16,074
  Accounts Receivable net of allowance bad debt                  8,817         21,947
  Accounts Receivable - related party                           12,894              -
                                                             _________      _________
        Total Current Assets                                    45,093         55,776

FIXED ASSETS
  Equipment                                                    114,095        114,095
  Leasehold Improvements                                        97,159         97,159
  Accumulated Depreciation                                    (165,197)      (133,063)
                                                             _________      _________
        Total Fixed Assets                                      46,057         78,191

OTHER ASSETS
  Prepaid Expenses                                                   -          8,900
  Deferred Tax Benefit                                               -          8,390
  Television Film Costs                                        280,789        280,789
  Websites, net of amortization                                 74,319
  Videos, net of amortization                                   76,689              -
                                                             _________      _________
        Total Other Assets                                     431,797        298,079
                                                             _________      _________
        Total Assets                                         $ 522,947      $ 432,046
                                                             =========      =========

                              L I A B I L I T I E S

CURRENT LIABILITIES
  Cash Overdraft                                                 2,690              -
  Accounts Payable                                              25,874         87,815
  Deferred Income Taxes                                          1,770              -
  Other Current Liabilities                                     40,594        109,364
  Notes Payable                                                130,000         30,171
  Accrued Settlements Payable                                   13,600         13,600
                                                             _________      _________
        Total Current Liabilities                              214,528        240,949

LONG-TERM LIABILITIES
  Notes Payable - Related Party                                244,098        245,837
                                                                     -              -
                                                             _________      _________
        Total Long-Term Liabilities                            244,098        245,837
                                                                     -
                                                             _________      _________
        Total Liabilities                                      458,627        486,786

  Commitments and Contingencies                                      -              -


                      S T O C K H O L D E R S ' E Q U I T Y



Preferred Stock                                                      -              -
   2,500,000 authorized shares, $1.00 par value
   none issued
Common Stock                                                    21,921         21,821
   50,000,000 authorized shares, $.001 par value
   21,920,750 and 21,820,750 shares issued and outstanding

Additional Paid-in-Capital                                      47,568        (13,821)
Accumulated Deficit                                             (5,168)       (62,740)
                                                             _________      _________
       Total Stockholders' Equity (Deficit)                     64,321        (54,740)
                                                             _________      _________
       Total Liabilities and Stockholders' Equity              522,947        432,046
                                                             =========      =========


  The accompanying notes are integral part of consolidated financial statements

RETROACTIVELY RESTATED




                             JANE BUTEL CORPORATION                     RESTATED
                             (FORMERLY TEX MEX INC)
                             STATEMENT OF OPERATIONS

                                                             ______________     ______________
                                                              For the Year       For the Year
                                                             Ending June 30     Ending June 30
                                                             ______________     ______________
                                                                  2002               2001
                                                             ______________     ______________
REVENUES:
   Revenues                                                    $  330,063         $  202,979
                                                             ______________     ______________
      Total Revenues                                           $  330,063         $  202,979

EXPENSES:
   Cost of Sales                                                   85,161             48,532
   Payroll Expenses                                                49,043             38,852
   Occupancy Costs                                                 21,697             24,360
   Professional Fees                                                4,204              5,207
   Interest Expense                                                31,836             11,102
   Impairment Loss                                                 35,400                  -
   Depreciation and Amortization Expense                           41,945             29,732
   Operating Expenses                                              71,366             69,868
                                                             ______________     ______________
      Total Expenses                                              340,651            227,653

      Net Income (Loss) from Operations                        $  (10,588)        $  (24,674)

OTHER INCOME AND EXPENSES:
   Barter Revenue                                              $   78,320         $        -
                                                             ______________     ______________
      Net Income before taxes                                  $   67,732         $  (24,674)

PROVISION FOR INCOME TAXES:

   Income Tax Benefit/(Expense)                                   (10,160)             8,389
                                                             ______________     ______________
      Net Income (Loss)                                        $   57,572         $  (16,285)
                                                             ==============     ==============


Basic and Diluted Loss Per Common Share                              0.00              (0.00)
                                                             ______________     ______________

Weighted Average number of Common Shares                       21,845,750         21,820,750
   used in per share calculations
                                                             ==============     ==============


 The accompanying notes are integral part of consolidated financial statements.

                                       F-4


                             JANE BUTEL CORPORATION                     RESTATED
                             (FORMERLY TEX MEX INC)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                          AS OF JUNE 30, 2002 AND, 2001


                                                          $.001 par
                                                            value
                                                           Common       Paid-In       Deficit       Stockholders'
                                               Shares       Stock       Capital     Accumulated        Equity
                                             __________   _________    _________   ____________     _____________
Balance, June 30, 2000                       21,820,750    $21,821     (13,821)      $(29,799)        $(21,799)

Correction of Accounting Error                                                        (16,656)         (16,656)

Net Income  (Loss)                                                                    (16,285)         (16,285)
                                             __________   _________    _________   ____________     _____________
Balance, June 30, 2001                       21,820,750     21,821     (13,821)       (62,740)         (54,740)
                                             __________   _________    _________   ____________     _____________


Issuance of Shares for Services                 100,000        100      61,389              -           61,489

Net Income  (Loss)                                                                     57,572           57,572
                                             __________   _________    _________   ____________     _____________
Balance, June 30, 2002                       21,920,750    $21,921      47,568       $ (5,168)        $ 64,321
                                             ==========   =========    =========   ============     =============

RETROACTIVELY RESTATED


 The accompanying notes are integral part of consolidated financial statements.



                             JANE BUTEL CORPORATION                     RESTATED
                            (FORMERLY TEX MEX INC.)
                             STATEMENT OF CASH FLOWS

                                                               __________    __________
                                                                 For the       For the
                                                               Year Ended    Year Ended
                                                                 June 30      June 30
                                                               __________    __________
                                                                   2002         2001
                                                               __________    __________
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income (Loss)                                             $  57,572     $ (16,285)

  Changes in operating assets and liabilities:
     Depreciation Expense                                          32,134        29,732
     Amortization Expense                                           9,811             -
     Impairment Loss                                               35,400
     (Increase)/Decrease Account Receivable                        13,130       (10,952)
     (Increase)/Decrease Account Receivable Related Party         (12,894)
     Increase in Inventory                                         (7,308)       (7,025)
     (Increase)/Decrease Prepaid Expenses                           8,900
     (Increase)/Decrease Prepaid Expenses                           6,502
     Production of Videos                                        (117,900)            -
     Television Production Costs                                        -      (114,971)
     Barter Revenue (non-cash)                                    (78,320)            -
     Increase/(Decrease) Accounts Payable                         (61,941)       42,207
     Increase/(Decrease) Deferred Taxes Payable                     3,658        (8,390)
     Increase in Other Current Liablities                          (7,381)       90,357
                                                               __________    __________
        Total Adjustments                                        (176,209)       20,958
                                                               __________    __________

Net Cash (Used in) Provided From Operating Activities           $(118,637)    $   4,673


CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of Equipment                                                 -        (3,697)
                                                               __________    __________
Net Cash Used in Investing Activities                           $       -     $ ( 3,697)


CASH FLOWS FROM FINANCING ACTIVITIES:

  Note Payable                                                     99,829         2,160
  Notes Payable Related Parties                                    (1,638)
  Settlements Payable                                                   -        13,600
                                                               __________    __________
Net Cash Provided for Financing Activities                      $  98,191     $  15,760
                                                               __________    __________

Net Increase (Decrease) in Cash                                 $ (20,446)    $  16,736

Cash Balance,  Begin Period                                        17,755     $   1,019
                                                               __________    __________
Cash Balance,  End Period                                       $  (2,690)    $  17,755
                                                               ==========    ==========

Supplemental Disclosures:
  Cash Paid for interest                                        $  17,190     $   5,047
  Cash Paid for income taxes                                    $       -     $       -

Non Cash Transactions:
  Reduction in Other Current Liabilities - Stock Issuance       $  61,389
  Barter Revenue                                                   78,320
  Increase in Paid-in-Capital                                         100
                                                                _________
                                                                $ 139,809


The accompanying notes are integral part of consolidated financial statements.


                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


NOTE 1- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Jane Butel Corporation ("the Company") (formerly Earth Labs Inc.) was incorporated under the laws of the State of Florida in April 1992 as the Institute for Strategic Business Development, Inc. for the purpose of promoting and carrying on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 22,820,750 common shares issued and outstanding as of June 30, 2002. The Company has designated 2,500,000 as preferred stock and 50,000,000 as common stock. There is no preferred stock outstanding as of June 30, 2002. Both classes of stock have a par value of $.001. The fiscal year-end will be June 30.

BASIS OF PRESENTATION
On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. Jane Butel now owns 60% of the Company. The exchange agreement will be accounted for in a recapitalization of a subsidiary for accounting purposes and the assets and liabilities being recorded at their net equity value. Although the Share Exchange Agreement did not occur until August 26, 2002, these financial statements have been retroactively restated to reflect the merger in the June 30, 2002 financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its sister company Jane Butel Corporation a New Mexico corporation (incorporation date: March 17, 2000). All significant inter-company transactions have been eliminated in consolidation.

TELEVISION SERIES PRODUCTION
The company incurred costs in the production and the development of a television series. These costs, including costs of production, have been capitalized in accordance with Statement of Position 00-2 "Accounting by Producers or Distributors of Films." These capitalized costs are amortized using the individual film forecast method whereby capitalized costs are amortized in the proportion that the current year's revenues from the series bears to management's estimated revenues to be received from all sources for the series. The Company is using these television series masters for a public television series as well as airing on America One. The Contract for PBS was signed in April 2002 for a three year period and started running on public television stations September 7, 2002. The Company will track sales from the television series of books and other items. The America One Contract began on December 1, 2001 and extends for two years. Revenue and costs forecasts for television series are regularly reviewed by management and revised when warranted by changing market conditions. Unamortized production costs are compared to fair value for each reporting period. If estimated gross revenue is not sufficient to recover the unamortized production costs, the unamortized

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


production costs are written down to their estimated fair value. The Company estimated fair value by using the traditional present value method in which the estimated cash flows over a period of three years are discounted by a 15% interest rate which the Company believes is commensurate with the risk. As of June 30, 2002, amortization expenses have not been recorded since the series began airing in September 2002. Accordingly, these costs will be amortized in related future periods with revenues that are generated in accordance with SOP 00-2. Since the current contract for exhibition with PBS is for three years, management's estimate of ultimate revenues (which represents the net present value of the ultimate revenues) is based upon a three year forecast of the book sales, and other sales (i.e. classes, spices and pantry items,) attributable to the series. The ratio of increased sales to management's estimate of ultimate revenues will be applied to the remaining unamortized TV series production costs. Management has estimated the ultimate revenues to be three hundred and sixty seven dollars ($367,944). The ultimate revenues are calculated on expected increase of revenues in the amount of $503,432 over a three year period and has been discounted to present value at the rate of 15%. Based upon this estimate of ultimate revenues the company will recognize amortization of television production costs in future periods as follows:
     ________________________________________________________________________

      Year Ended June 30:             2003             2004             2005
     ________________________________________________________________________

     Projected Amortization           48,382           74,119          65,393
     ________________________________________________________________________

     Unamortized Balance             213,688          139,570          74,117
     ________________________________________________________________________

Per SOP 00-2.53, if the accumulative amortization at the end of the three year period fails to meet the 80 percent requirement, the company will increase its amortization expense in the fourth year to meet an amortization level of eighty percent.

The company has adopted an impairment policy which identifies two events which would trigger the recognition of an impairment loss: (1) the cancellation of the PBS Contract, or (2) the projected sales fall significantly below (more than 25%) management projections. Given the occurrence of either event management will considered this asset impaired and will recognize an impairment loss of the unamortized production cost.

PBS CONTRACT

On April 1 2002 the Company entered into an agreement with the Association for Community Television (ACT) on behalf of KUHT/Houston PBS in which KUHT will act as the exclusive presenting station for the distribution of thirty (30) thirty-minute (30:00) videotaped television programs on southwestern cooking. As producer, the company is responsible for the timely production and delivery to KUHT of each program in the series in the form of final master tapes and the securing of releases including but not limited to talent music, location, photographic or footage releases in a form satisfactory to KUHT. The Company has met all these requirements and the shows started airing on September 7, 2002.

The company is required to pay to KUHT (presenter) a thirty thousand dollar fee ($30,000) fee based upon the sale of the special version of "Jane Butel's Southwestern Kitchen" cookbook. The company is obligated to pay three dollars ($3.00) per cookbook until KUHT receives ten thousand dollars ($10,000) and one dollar and fifty cents ($1.50) per cookbook until KUHT has received the balance of the thirty thousand ($30,000) presenter fee. The company is also obligated to pay an additional five percent (5%) of the net cost of each cookbook or 5% of $22.00 or $1.10 to KUHT which will then be remitted to American Public Television (APT). The series did not start running until September 2002.

AMERICA ONE CONTRACT

On December 1, 2002, a distribution contract went into effect enabling the network to run the 30 shows of Jane Butel's Southwestern Kitchen for a period of

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


two years on a joint venture basis. They were to supply 50% of all advertising revenue. To date they have sold none and have been put on notice that the contract will not be renewed if no revenue is realized before the contract renewal 90 days prior to December 1, 2003, or by August 1, 2003.


VIDEOS
The company has capitalized costs associated with the production of 12 cooking video's averaging 40 minutes in length and has amortized these costs using the individual film forecast method whereby expense is recognized in proportion to the current years in accordance with Statement of Position 00-2 "Accounting by Producers or Distributors of Films". The Company has evaluated the carrying value of these assets and has determined that the fair value of the film is less than the unamortized film cost and a 30% reduction should be recorded based on the statement of operations. The Company has also evaluated the net realizable value and obsolescence exposure of the videos. There are no participation costs associated with these videos.

The company has adopted its impairment and amortization policy based upon SOP 00-2 and has estimated the ultimate revenue based upon cooking club video sales for future periods (five years). Management has estimated the ultimate revenue resulting from video sales for a five year period to be approximately six hundred and eighty nine thousand dollars ($689,238 i.e. the net present value discounted at 15% for future cash flows).The ratio of actual sales to the ultimate estimated revenue will then be applied to the unamortized balance of video costs. If actual sales fall below expected amounts, the company will adjust the amount of amortized video expense to meet the 80% requirement as specified in SOP 00-2. The following table presents the expected amortization to recognize in future periods:

   __________________________________________________________________________

   Year Ended June 30:      2003       2004       2005       2006       2007
   __________________________________________________________________________

      Amortization          6,278     12,970     12,638     11,061      9,010
   __________________________________________________________________________

    Unamortized Bal.       70,411     57,441     44,803     33,742     24,732
   __________________________________________________________________________


Management recognized an impairment loss of $35,400 for the year ending June 30, 2002 which was based upon sales not meeting projected sales figures for 2002. Management's impairment policy has identified three events that would trigger an additional impairment loss: (1) the cancellation of the current PBS contract,
(2) failure to meet projected sales figures from the sale of videos, (3) higher attrition of cooking club membership than the projected 25% rate. Given the occurrence of any of these three events, management will recognize an impairment loss of the unamortized balance of the production costs.


IMPAIRMENT OF LONG-LIVED ASSETS
The Company follows SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets for the fiscal year ended June 30, 2002. The Statement requires that an impairment loss be recognized when the carrying value of long lived assets (asset group) exceeds its fair value for long-lived assets, liabilities and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


Under SFAS No 144, the Company considered long-lived assets consisting primarily of property and equipment and note receivable, website, videos, and other assets. The assets not covered by SFAS 144 that are included in an asset group are adjusted in accordance with other applicable accounting standards prior to testing the asset group for recoverability. The recoverability of long-lived assets is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has indications of impairment, such as current operating losses, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company was required to adopt SFAS 144 in the first quarter of 2002 and the Company does not expect the adoption SFAS 144 to have a material effect on the Company's financial statements. The asset groups not covered by SFAS 144 that are included in an asset group are adjusted in accordance with other applicable accounting standards prior to testing the asset group for recoverability. The Company has categorized all of its long-lived assets as being held and used and not to be sold.

ACCOUNTING METHOD
 The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when services and products have been completed and delivered and expenses when incurred on the related services and products. The major sources of revenue are the three and five day schools. The Company requires an advance registration and payment prior to the start of the school. If the student wants to cancel the school then a $150 cancellation fee is charged. The Company records the payment received in advance as deferred revenue until the classes are held. As of June 30, 2002, there were no advance payments recorded. The other smaller components of revenue are the spice sales and book and video sales. These sales are received from the web site and phone orders. The Company replaces any problems with the orders, but does not have a cancellation policy for these sale items. The Company is the primary obligor in the transactions and it is responsible for fulfillment of the order and for the customer's acceptance of the goods or services sold, the general industry risk, and has reasonable latitude to establish the selling price and follows the guidance of EITF 99-19 relating to the "gross" method of reporting revenue on the cooking classes, sales of videos, books and spices. Also, relating to SOP 00-2 the company has not entered and does not plan to enter into any agreement with the license arrangements with the sale of television show masters.

The contract with the Production Company for the videos has been revised. The Production Company is not related in any way to Jane Butel or any of the principals of the company. The production was completed in January, 1995, and it is recognized that the remaining amount to be paid the production company is $12,000 reduced from $60,000 which will be paid at a royalty rate of 10% of the gross sales of videos until this amount is paid, at which time the Agreement is considered complete and no further financial responsibility is due to the Production Company. The fees will be accrued and paid quarterly.

The Company does not receive revenue from the airing of the television shows and the production costs have been capitalized in the balance sheet. The television shows produce sales of books, videos, classes, and pantry items. The Company is

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


using these masters for the public television series masters. The Contract was signed in April 2002 for a three year period and started running on public television stations. The Company is tracking sales resulting from the television series. These assets are classified as being held and used and will be reviewed by management for impairment purposes on a quarterly basis per the requirement of SOP 00-2.

The Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows. The Company believes that SAB 101 has been followed in the recognition of revenues.

Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The periods of depreciation for each major class of depreciable assets are as follows:

                  Equipment                 5 Years
                  Leasehold Improvements    5 Years
                  Websites                  3 Years

Inventory is valued at cost and charged to expense as sales are made at a unit cost per item and carried at the lower of cost or market.

BARTER TRANSACTIONS
In August 2000 the Company entered into an agreement with an unrelated contractor under which the Company received website development services in exchange for the Company running promotional mentions on its America One television series. The Company began broadcasting the promotional mentions in December 2001 and they will continue to run on the remaining shows of the series through November 2003. The contractor completed its website development in the spring of 2002. The Company consulted APB 29 which provides that such transactions be recorded at the fair value of the assets or services given or received, whichever is more clearly evident. Since the Company had no method of determining the value of the promotional mentions it provided, it did not recognize any income or expense from this transaction until the promotional mentions began running and the website was substantially completed, which occurred during the spring of 2002. At that time the Company recognized Barter Revenue of $78,320 as Other Income in its Statement of Operations based on its estimate of the value of the website which the Company received. It based its estimate of the value of the website on its negotiations with the contractor and other website developers concerning the cash cost of website development. The Company amortized $4,001 of the website cost in fiscal 2002 leaving a net asset value of $74, 319 as of June 30, 2002.

STOCK-BASED COMPENSATION PLANS
The Company accounts for all transactions under which employees, officers and directors receive shares of stock or options in the Company in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), under which no compensation cost is recognized. The Company adopted Statements of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," for disclosure purposes, and has adopted the proforma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employee, officers and directors stock plan other than for options

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


issued at an exercise price below market price, to non- employees for consulting services or to debt providers that had stock or options attached with the exception for transactions with employees that are within the scope of APB 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value or the consideration received or the fair value of the equity instruments issued, whichever is a more reliable measure.

EARNINGS PER SHARE
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation. The Company does not have any dilutive securities as of June 30, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 established accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No, 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards from goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


NOTE 2  -  COMMON STOCK

When the company was originally incorporated, the Company issued 100,000 shares to Jane Butel. The shares were recorded at $8,000 for services rendered to the Company.

In March of 2002, the Company issued another 100,000 shares to Jane Butel that was recorded at $61,489. The amount recorded was for services rendered in the development of the television programs that had been accrued in previous years. The $61,489 was deducted from the accrued amount due Jane Butel. The services rendered by Jane Butel in the production and development of the television programs were reviewed and were considered to be general and administrative and were not capitalized as television production costs. Per SOP 00-2, production overhead should not include general and administrative expenses.

NOTE 3  -  NOTE PAYABLE - RELATED PARTIES

The Company entered into a promissory note payable with Jane Butel, individually, on June 28, 2002 in the amount of $244,098. The note is for funds loaned to the Company by the principal shareholder, Jane Butel. The note matures on July 1, 2007 with accrued interest at the rate of 6.97% in the amount of $8,201 as of June 30, 2002.

Pecos Valley Spice Co. produces all of the products which the Company purchases at the Distributor Cost, which is 25% below wholesale. (Wholesale price is 50% or half of the cost of retail.) The revenues for the sale of the product are included in the June 30, 2002 Profit and Loss under Spice Division Internet sales, Mail Order or Pantry sales. Pecos Valley Spice Co. records its costs separately in its own accounting. Pecos Valley Spice Co. operates as its own entity, creating its products and pricing. The Company operates as the exclusive or Master Distributor. The Company is not the agent because the Company pays for the product and then resells product to the public. Per EITF 99-19 the Company reports these transactions under the "gross reporting" of revenues. The Company supplies the marketing and distribution system for the products.

NOTE 4 - NOTES PAYABLE

The company executed a note payable on February 9, 2001 for one hundred thousand dollars ($100,000) payable to James and Lila Dickey at six percent (6%) per annum. Interest on the note is due in monthly installments and the principal matures on February 9, 2003. An additional $300,000 is due based on $2.00 per cookbook sold on the TV Series, JANE BUTEL'S SOUTHWESTERN KITCHEN .

On November 28, 2001 the company entered into a note for $27,000 payable to James Dickey. This note is a demand note. The company agreed to pay $13,250 on demand and $13,750 based on $5.00 per cookbook of the JANE BUTEL'S SOUTHWESTERN KITCHEN sold until the full amount has been paid.

As of June 30, 2002, the company is also indebted to two unrelated individuals for $1,000 and $2,000 respectively.

NOTE 5  -  RELATED PARTIES

There exist related party relationships with Jane Butel, principal stockholder and officer, in the form of a Note Payable in the amount of $244,098.

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


Also, there exists a related party relationship with Pecos Valley Spice Company in the form of a Note Receivable in the amount of $12,894 where the Company is owed that amount from Pecos Valley for funds advanced to the Company. Jane Butel, individually, owns 18.75% of Pecos Valley Spice Company.

NOTE 6  -  NOTE RECEIVABLE - RELATED PARTY

The Company entered into a promissory note receivable with Pecos Valley Spice Company in the amount of $12,894. The note is a demand note and matures on June 30, 2003.

NOTE 7  -  LEASE

The Company entered into a lease agreement with the La Posada Hotel in Albuquerque, New Mexico for 2,900 square feet office and cooking school space. The lease was originally signed in June 1997 and covered the term from July 1, 1997 to June 30, 2002 at the rate of $1,500 per month. Since the lease has expired, the Company is currently extending the lease on a month to month basis.

NOTE 8 - INCOME TAXES

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

NOTE 9 - COMMITMENT AND CONTINGENCIES

The Company reached a settlement agreement with Peppercreek Farms Inc. in a court case in Oklahoma City, Oklahoma. The settlement agreement calls for a payment of $13,600 to be paid by January 5, 2003.

The Company has settled with the production company on the videos production in the remaining amount of $12,000 is directly contingent upon the sale of videos and, therefore the financial statements have not been revised to reflect this obligation.

The Company has not recognized any other commitments or contingencies at this time.

NOTE 10 - WEBSITES
Costs are capitalized when it is probable that a website will be completed and will be used to perform the function intended. When it is probable that upgrades and enhancements will result in additional functionality such costs are capitalized. Websites will be considered to be impaired when it no longer provides substantial service potential, or significant changes occur in the extent or manner in which the website is used. Impairment write off will be recognized in the period when impairment is deemed by management to have occurred.

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


The company capitalized its website development. It was engaged in the following types of activities: creation of initial graphics, entering the initial content of the website, creation of hypertext links to other websites and installation of developed websites on web servers. These costs are to be capitalized as per the guidance provided by SOP 98-1. The company has adopted the policy of recording as expense in future period's activities such as; registering with web site engines, creation of new links, backup costs, user administration.

The Company is actively pursuing web-site development. The Company has adopted "Financial Accounting Standards Board Emerging Task Force Consensus 00-2 (FASB EITF 00-2): Accounting for Website Development Costs." The adoption of this procedure relates to the accounting for costs of internal software, requires that costs of developing web applications and infrastructure, as well as cost of graphic development, be capitalized, rather than the historical common practice of same period expense. Costs of website planning and operation continue to be expensed as normal. The website is being set up to be amortized over a three year period on a straight line basis unless the website becomes impaired under SFAS 144. Management has reviewed this long lived asset as being held and used and noted no events that would indicate any impairment such as significant value of the market value or a significant change in the extent or manner it was used.


NOTE 11 - SUBSEQUENT EVENTS

On August 26, 2002, the Company entered into a Share Exchange Agreement with Jane Butel Corporation ("Jane Butel"), formerly Earth Labs Inc., a Florida Corporation whereby Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of Jane Butel Corporation. Jane Butel owns 60% of Jane Butel Corporation. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes.

UNAUDITED SUBSEQUENT EVENT

On January 24, 2003 a suit was filed against us in Second Judicial District Court, Bernalillo County, New Mexico by James Allen Dickey and Lila Dickey seeking a judgement in the amount of $127,000 plus interest. The Company borrowed such sums in 2001. The Company agreed to repay a $100,000 loan on February 9, 2003 and to pay an additional $300,000 based on $2.00 per cookbook sold on our TV programs. The Company agreed to pay a $13,250 loan on demand and pay an additional $13,750 based on $5.00 per cookbook sold. Jane Butel and Gordon McMeen guaranteed payment up to $113,250 each and were also named as defendants. The additional liability is solely contingent upon the Company selling cookbooks and has not been recorded in the financial statements as of June 30, 2002.

There are no other subsequent events that warrant disclosure in these financial statements.

NOTE 12 - RESTATEMENT

Subsequent to the issuance of the Company's June 30, 2002 financial statements, management determined that it should restate its year end June 30, 2002 and 2001 financial statements and related disclosures to recognize an impairment loss on cooking videos to correct an accounting error in depreciation of leasehold improvements and to record revenue from a barter transaction as Other Income rather than as Revenue from its ordinary operations. Depreciation of leasehold improvements had been previously estimated by using a seven year life. This accounting error was corrected by adjusting the estimated asset life to five years (i.e. the term of the Company's lease) in both 2002 and 2001 year ends.

                             JANE BUTEL CORPORATION
                             (FORMERLY TEX MEX INC.)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2002


A summary of the significant effects of the restatement is as follows;

June 30, 2002:
                                      As Previously           As
                                        Reported           Restated
                                      _____________________________

Revenues                                 408,383           330,063
Videos, net of amortization              118,000            82,600

Depreciation Expense                      36,393            41,945
Impairment Losses                            -0-            35,400
Income (Loss) from Operations            108,684           (10,588)
Other Income/Barter Revenue                  -0-            78,320
Net Income                               92, 381            57,572



June 30, 2001:
                                      As Previously           As
                                        Reported           Restated
                                      _____________________________

Depreciation Expense                      24,180            29,732
Income (Loss) from Operations            (19,122)          (24,674)
Net Income                              (12, 621)          (16,285)


                             JANE BUTEL CORPORATION
                           (FORMERLY EARTH LABS INC.)
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                          _____________________________
                                                              March 31        June 30
                                                                2003           2002
                                                          _____________________________

                                   A S S E T S

CURRENT ASSETS
    Cash                                                    $   7,268        $       -
    Inventory                                                  10,286           23,382
    Accounts Receivable net of allowance for bad debt          42,902            8,817
    Accounts Receivable - related party                        13,194           12,894
                                                          ____________      ___________
          Total Current Assets                                 73,650           45,093

FIXED ASSETS
    Equipment                                                 114,095          114,095
    Leasehold Improvements                                     97,159           97,159
    Accumulated Depreciation                                 (197,459)        (165,197)
                                                          ____________      ___________
          Total Fixed Assets                                   13,795           46,057

OTHER ASSETS
    Television Film Costs,net of Amortization                 262,070          280,789
    Deferred Tax Benefit                                       30,189                -
    Websites, net of Amortization                              57,940           74,319
    Videos, net of amortization                                61,999           76,689
                                                          ____________      ___________
          Total Other Assets                                  412,198          431,797
                                                          ____________      ___________
          Total Assets                                      $ 499,644        $ 522,947
                                                          ============      ===========

                              L I A B I L I T I E S

CURRENT LIABILITIES
    Cash Overdraft                                                  -            2,690
    Accounts Payable                                           12,416           25,874
    Deferred Income Taxes                                           -            1,770
    Other Current Liabilities                                  52,100           40,594
    Notes Payable                                             160,500          130,000
    Accrued Settlements Payable                                13,600           13,600
                                                          ____________      ___________
          Total Current Liabilities                           238,616          214,528

LONG-TERM LIABILITIES
    Notes Payable - Related Party                             261,610          244,098
                                                          ____________      ___________
          Total Long-Term Liabilities                         261,610          244,098
                                                                    -
                                                          ____________      ___________
          Total Liabilities                                   500,226          458,627

    Commitments and Contingencies                                   -                -

                      S T O C K H O L D E R S ' E Q U I T Y

Preferred Stock
    2,500,000 authorized stock, $.001 par value                     -                -
    no shares outstanding
Common Stock                                                   22,620           21,921
    50,000,000 authorized shares,$.001 par value
    22,620,750 and 21,920,750 issued and outstanding

Additional Paid-in-Capital                                     47,669           47,568
Accumulated Surplus                                           (70,871)          (5,168)
                                                          ____________      ___________
          Total Stockholders' Equity (Deficit)                   (582)          64,321
                                                          ____________      ___________
          Total Liabilities and Stockholders' Equity          499,644          522,947
                                                          ============      ===========

The accompanying notes are integral part of the consolidated financial statements.



                             JANE BUTEL CORPORATION
                           (FORMERLY EARTH LABS INC.)
                             STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                              ___________________________________
                                                  For the             For the
                                                Nine months         Nine months
                                              Ending March 31     Ending March 31
                                              ___________________________________
                                                   2003                2002
                                              ___________________________________

REVENUES:
     Revenues                                   $   203,415         $   269,066
                                              ___________________________________
          Total Revenues                        $   203,415         $   269,066
EXPENSES:
     Cost of Sales                                   64,566              33,321
     Payroll Expenses                                43,457              31,631
     Occupancy Costs                                 15,282              14,406
     Professional Fees                               26,853               4,557
     Interest Expense                                16,172               6,706
     Depreciation and Amortization Expense           63,331              27,135
     Operating Expenses                              73,305              51,230
                                              ___________________________________
          Total Expenses                            302,966             168,986

          Net Income (Loss) from Operations     $   (99,551)        $   100,080


PROVISION FOR INCOME TAXES:

     Income Tax Benefit/(Expense)
                                                     33,847             (34,027)
                                              ___________________________________
          Net Income (Loss)                     $   (65,704)        $    66,053
                                              ===================================

Basic and Diluted Loss Per Common Share              (0.003)              0.003
                                              ___________________________________
Weighted Average number of Common Shares         22,287,417          21,820,750
     used in per share calculations           ===================================


The accompanying notes are integral part of the consolidated financial statements.



                             JANE BUTEL CORPORATION
                           (FORMERLY EARTH LABS INC.)
                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)
                                                                                 _________________         _________________
                                                                                      For the                   For the
                                                                                 Nine Months Ended         Nine Months Ended
                                                                                     March 31                  March 31
                                                                                 _________________         _________________
                                                                                       2003                     2002
                                                                                 _________________         _________________

   CASH FLOWS FROM OPERATING ACTIVITIES:
        Net Income (Loss)                                                           $ (65,704)                $  66,053
        Changes in operating assets and liabilities:
               Depreciation Expense                                                    32,262                    13,184
               Amortization Expense                                                    51,566                     4,906
               Common Stock Issued for Services                                           700                         -
               (Increase)/Decrease Account Receivable                                 (35,863)                  (19,345)
               (Increase)/Decrease Account Receivable Related Party                      (300)                  (25,000)
               (Increase)/Decrease in Inventory                                        13,196                   (14,282)
               Increase/(Decrease) Accounts Payable                                   (11,570)                  (29,756)
               Increase/(Decrease) Deferred Taxes Payable                             (33,847)                   12,483
               Increase/(Decrease)  in Other Current Liablities                        11,506                     2,605
                                                                                    _________                 _________
               Total Adjustments                                                       27,650                   (55,205)
                                                                                    _________                 _________
   Net Cash (Used in) Provided From  Operating Activities                           $ (38,054)                $  10,848


   CASH FLOWS FROM INVESTING ACTIVITIES:

        Capital Expenditures                                                                -                         -
                                                                                            -                         -
                                                                                    _________                 _________
   Net Cash Used in Investing Activities                                            $       -                 $       -


   CASH FLOWS FROM FINANCING ACTIVITIES:

        Note Payable                                                                   48,012                   (25,421)
                                                                                    _________                 _________
   Net Cash Provided for Financing Activities                                       $  48,012                 $ (25,421)
                                                                                    _________                 _________
   Net Increase (Decrease) in Cash                                                  $   9,958                 $ (14,573)

   Cash Balance,  Begin Period                                                         (2,690)                $  17,755
                                                                                    _________                 _________
   Cash Balance,  End Period                                                        $   7,268                 $   3,182
                                                                                    =========                 =========

   Supplemental Disclosures:
        Cash Paid for interest                                                      $   6,242                 $     873
        Cash Paid for income taxes                                                  $       -                 $       -
        Common Stock Issued for Services                                            $     700                 $       -


 The accompanying notes are integral part of consolidated financial statements.


                             JANE BUTEL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003


NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Jane Butel Corporation ("the Company") (formerly Earth Labs Inc.) was incorporated under the laws of the State of Florida in April 1992 as Institute for Strategic Business Development, Inc. for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 22,520,750 common shares issued and outstanding as of March 31, 2003. The Company has designated 2,500,000 as preferred stock and 50,000,000 as common stock. There are no preferred stock outstanding as of March 31, 2003. Both classes of stock have a par value of $.001.

In the opinion of management, the accompanying consolidated unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 2003, and the results of their operations for the three and nine months ended March 31, 2003 and 2002, and their cash flows for the nine months ended March 31, 2003 and 2002.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tex-Mex Inc. a New Mexico corporation (incorporation date: June 25, 1991). All significant inter-company transactions have been eliminated in consolidation.

FEDERAL INCOME TAX

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING METHOD
EARNINGS PER COMMON SHARE

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

                             JANE BUTEL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003


Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

NOTE 2 - ACQUISITIONS

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The exchange agreement will be accounted for in a recapitalization of subsidiary for accounting purposes and the asset and liabilities are being recorded at their net equity value per the adoption of SFAS 141 and 142. The acquisition is being recorded as if it had occurred July 1, 2000 for financial reporting purposes.

NOTE 3  -  COMMON STOCK

The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 22,520,750 shares issued and outstanding as of March 31, 2003. The Company has designated 2,500,000 as preferred stock and 50,000,000 as common stock. Both classes of stock have a par value of $.001.

In August of 2002, the Company issued 700,000 shares to various individuals prior to the share exchange agreement. The common shares were valued at $.001 because the Company was inactive and not trading.

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The shares were recorded as the equity valued of the assets received in the Company being $119,450.

                             JANE BUTEL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003


NOTE 4  -  NOTE PAYABLE - RELATED PARTIES

The Company entered into a promissory note payable with Jane Butel, individually, on March 31, 2003 in the amount of $244,098. The note matures on July 1, 2007 with accrued interest at the rate of 6.97% in the amount of $19,667 as of March 31, 2003.

NOTE 5 - NOTES PAYABLE

The company executed a note payable on February 9, 2001 for one hundred thousand dollars ($100,000) payable to James and Lila Dickey at six percent (6%) per annum. Interest on the note is due in monthly installments and the principal matures February 9, 2003. The note is secured by receivables from the direct sale of cookbooks, from the TV Series, JANE BUTEL'S SOUTHWESTERN KITCHEN .

On November 28, 2001 the company entered into a note for $27,000 payable to James Dickey. This note is a demand note. The company agreed to pay $5.00 per cookbook of the JANE BUTEL'S SOUTHWESTERN KITCHEN until the full amount has been paid.

The Company entered in a note with Janet E Freeman Trust in August 2002 in the amount of $25,000. The note carries interest at the rate of 10% and matures in February 2003.

As of March 31, 2003, the company is also indebted to two unrelated individuals for $1,000 and $2,000 respectively.

NOTE 6  -  RELATED PARTIES

There exist related party relationships with Jane Butel in the form of a Note Payable in the amount of $261,610 and principal stockholder and officer.

Also, there exists a related party relationship with Pecos Valley Spice Company in the form of a Note Receivable and sale of spice products to the Company's customers.

NOTE 7  -  LEASE

The Company's subsidiary Tex-Mex entered into a lease agreement with the LaPosada Hotel in Albuquerque, New Mexico for 2,900 square feet office and cooking school space. The lease was originally signed in June 1997 and covered the term from July 1, 1997 to June 30, 2002 at the rate of $1,500 per month. Since the lease has expired, the Company is currently extending the lease on a month to month basis.

                             JANE BUTEL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003


NOTE 8 - BARTER TRANSACTIONS

In August 2000 the Company entered into an agreement with an unrelated contractor under which the Company received web site development services in exchange for the Company running promotional mentions on its America One television series. The Company began broadcasting the promotional mentions in December 2001 and they will continue to run on the remaining shows of the series through November 2003. The contractor completed its website development in the spring of 2002. The Company consulted APB 29 which provides that such transactions be recorded at the fair value of the assets or services given or received, whichever is more clearly evident. Since the Company had no method of determining the value of the promotional mentions it provided, it did not recognize any income or expense from this transaction until the promotional mentions began running and the website was substantially completed, which occurred during the spring of 2002. At that time the Company recognized Barter Revenue of $78,320 as Other Income in its Statement of Operations based on its estimate of the value of the website which the Company received. It based its estimate of the value of the website on its negotiations with the contractor and other website developers concerning the cash cost of website development. The Company amortized $4,001 of the website cost in fiscal 2002 leaving a net asset value of $74,319 as of June 30, 2002. There was additional amortization of $16,379 in the 2003 period leaving a net asset value of $57,940 as of March 31, 2003.

NOTE 9 - COMMITMENT AND CONTINGENCIES

The Company's subsidiary Tex-Mex reached a settlement agreement with Peppercreek Farms Inc. in a court case in Oklahoma City, Oklahoma. The settlement agreement calls for a payment of $13,600 to be paid by January 5, 2003. The Company has not recognized any other commitments or contingencies at this time.

NOTE 10  -  SUBSEQUENT EVENTS

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit No.        Description

     3.1           Amended and Restated Articles of Incorporation of registrant.

     3.2           By-laws of registrant

    10.1 Share exchange agreement between Jane Butel and Earth Labs, Inc.

    10.2 Indemnification Agreement between Earth Labs, Inc. and certain shareholders.

    10.3           Distribution Agreement with Pecos Valley Spice Co.

    10.4           Revised Video Agreement

                                   SIGNATURES


In accordance with Section 12, of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                             JANE BUTEL CORPORATION



August 26, 2003            /s/ JANE BUTEL
                           _______________________________________
                               Jane Butel
                               President, Chief Executive
                               Officer and Chief Financial Officer









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